Filed by Strive, Inc.

(Commission File No.: 001-41612)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Semler Scientific, Inc.

(Commission File No.: 001-36305)

The following is a newsletter disseminated by Strive, Inc. (“Strive”), on September 23, 2025.

The Fiduciary Focus

Investment News From a Pro-Shareholder Perspective

September 23, 2025

This Week: Exxon CEO echoes Strive's message on climate activism; Business schools teach students to reject capitalism; The Bitcoin Brief looks at SoFi's

Bitcoin-powered remittances.

Exxon CEO Echoes Strive's Message on Climate

Activism

Nearly three years to the day after Strive's cofounder met with Exxon CEO Darren

Woods to encourage the company to refocus on business fundamentals over valuedestroying social initiatives, Woods delivered a speech that borrowed directly from

Strive's messaging.

The Details: Speaking at an energy conference in Austin last week, Woods used remarkably similar language to what Strive had written in an engagement letter to

Chevron years earlier.

When addressing pressure on Exxon to account for Scope 3 emissions

(greenhouse gases from customers burning the company's fuels), Woods said:

"It'd be like asking McDonald's to be responsible for the weight of their customers. Can't do that."

This mirrors Strive's original message arguing that asking fossil fuel producers to cut Scope 3 emissions "makes about as much business sense as it would for

McDonald's to voluntarily commit to reducing the body weight of anyone who ever consumes a Big Mac, without asking the consumer to share any responsibility."

Message Resonating: Woods' remarks suggest Strive's core argument—that companies should focus on creating shareholder value rather than taking responsibility for societal issues beyond their control—has taken root at the highest levels of corporate America. The CEO's public embrace of this reasoning represents a significant shift from the defensive posture Exxon adopted during the height of

ESG activism.

New Defensive Tools: Meanwhile, Exxon continues building its arsenal against climate activists. Last week, the company received SEC approval to ask retail investors to allow Exxon to cast their proxy votes—a move that could fundamentally reshape shareholder democracy.

Catch Me Up: Exxon has been ground zero for ESG battles.

In 2021, climate activist group Engine No. 1 successfully placed board members at Exxon with help from BlackRock, Vanguard, and State Street.

Since then, the company has faced continuous pressure through shareholder proposals demanding it shut down oil and gas production in the name of fighting climate change.

Exxon fought back by suing two climate groups last year for allegedly abusing the shareholder proposal process.

While some blue state pension funds like CalPERS criticized Exxon's defensive efforts, Strive supported the company's focus on financial value creation.

Retail Power Play: Retail investors own 40% of the company but only 25%

typically vote. By securing the right to cast those unused votes, Exxon can neutralize the outsized influence of ESG activists and institutional investors who have dominated annual meetings.

Bottom Line: Three years after Strive's initial outreach, Exxon's CEO is publicly championing the same message while the company arms itself with new tools to protect shareholder interests. This represents both vindication of Strive's approach and a potential turning point in the ESG battles reshaping corporate America.

Business Schools Are Teaching Students to Reject

American Capitalism

American business schools that have taught generations of future executives the tenets of capitalism are now turning their business students into agents of social change instead, the City Journal reports.

What's Going On:

ESG and DEI have infiltrated campuses, including in core curricula. Over 100

U.S. business schools are now members of the UN Global Compact and

Principles for Responsible Management Education (PRME), through which schools promise to "shape the skills and mindsets of future business leaders"

to become "powerful drivers of corporate sustainability."

Wharton now offers an ESG initiative complete with certificates and undergrad concentrations; Berkeley offers multiple programs focused on sustainability.

Research priorities have shifted too, with ESG, DEI, and CSR appearing in over 22,400 academic articles this year alone.

The Problem: The City Journal views this development as a problem, mostly for business schools. As they explain:

Business education’s embrace of social activism is another example of an institution abandoning its core mission. Just as many journalism schools now emphasize advocacy over objectivity and law schools prioritize social justice over legal reasoning, business schools are redefining their purpose from understanding markets to changing society... The market economy succeeds by harnessing individual self-interest in service of broader social goals. Adam

Smith’s “invisible hand” remains more reliable at delivering broad-based prosperity than corporate ESG initiatives. Business schools that forget this risk becoming irrelevant to the very enterprises they claim to serve.

Our View: The embrace of social activism over business education is bad for business schools, sure, but it doesn't bode well for the future of corporate America either.

PwC: AI Boom Could Drive $1.5tn in

Semiconductor Growth

Earlier this month, PwC released its 2026 Global Semiconductor Industry Outlook report. And the future looks bright.

A Bold Prediction:

Fueled by strategic investments, global semiconductor fab spending from

2024 to 2030 is projected to exceed $1.5 trillion—equaling the total of the past two decades. As the AI boom accelerates, logic semiconductors are expected to further boost investment, potentially pushing fab spending even higher during this period.

Growing Demand: PwC projects the semiconductor market to grow from $0.6 trillion in 2024 to over $1 trillion by 2030, at a compound annual growth rate of

8.6%. The biggest drivers are artificial intelligence and autonomous driving technologies.

Growing U.S. Market Share: PwC also predicts that the United States will significantly expand its market share, from about 11% of fab manufacturing today to

17% in 2030. As AI Magazine notes, much of this growth is expected from U.S.

semiconductor companies that have pledged significant new projects, including:

Texas Instruments' announcement in June 2025 that it intends to invest $60 billion across seven U.S. semiconductor fabs.

Intel's plan to invest over $100 billion across four states.

The U.S. semiconductor industry got another boost from Nvidia's blockbuster $5 billion investment in Intel, along with their agreement to jointly develop PC and data center chips. More chips means more demand for chipmaking equipment and services, lifting much of the sector. And, per Reuters, "some investors expect their partnership could one day develop into manufacturing deals, potentially a threat to

TSMC which currently manufactures Nvidia's flagship processors."

"The industry is currently undergoing rapid transformation, driven by AI advancements, geopolitical shifts and increased government investments," Glenn

Burn, Global Semiconductors Leader and Partner at PwC U.S. explains.

Why It Matters: Every industrial revolution has had its enablers: coal and steel,

oil and assembly lines, silicon and software. Today, semiconductors are the tools of the AI revolution. Those that make them—and make them better, faster, and more efficiently—are positioned at the very heart of this transformational shift.

SoFi's Bitcoin-Powered Remittances

Promise Money at the Speed of Light

Last month, SoFi announced its plans to partner with Lightspark to launch a

Bitcoin-powered platform for international remittances, making it the first U.S.

bank to integrate the Bitcoin Lightning Network for international money transfers.

This isn't just another fintech feature—it's Bitcoin fulfilling its original promise as peer-to-peer digital cash on a scale that could reshape global finance.

The design is simple. SoFi's service converts U.S. dollars to Bitcoin in real-time,

routes funds across borders using the Lightning Network, then instantly converts back to local currency for direct bank delivery. For users, the experience is seamless:

send dollars from the SoFi app, recipient gets pesos in their Mexican bank account.

But underneath runs Bitcoin's revolutionary infrastructure, bypassing the costly,

slow traditional system.

The remittance market is massive, exploding from $71 billion in 2000 to an estimated $690 billion in 2025. Millions of migrant workers rely on these transfers to support families back home. Yet traditional remittance houses (think Western

Union or MoneyGram) are plagued by high fees, slow settlement times, and limited operating hours. The World Bank reports an average cost of 6.49%, a punishing tax on some of the world's more vulnerable populations.

Fintech companies like Wise have tried to solve these problems by holding money in multiple countries and matching senders with recipients to avoid actual crossborder transfers. While clever, the approach hits its limits when trade flows are unbalanced, which they often are—far more money flows from U.S. to Mexico than the reverse, forcing these services to eventually use traditional rails and pay SWIFT fees anyway.

Some may argue that SoFi's new product is unnecessary, because the whole purpose of Bitcoin is to allow people to transfer the currency directly, wallet to wallet,

without the need for an intermediary. That's certainly possible, and part of Bitcoin's long-term vision. But today's reality is that most people don't understand Bitcoin wallets, and recipients need local currency for rent and groceries. Services like SoFi's expand Bitcoin's reach by making its benefits accessible to millions who may never directly hold Bitcoin. That's not a compromise—it's progress.

There's even a tax advantage: The recent One Big Beautiful Bill Act exempts Bitcoin transactions from a new 1% remittance tax, giving Bitcoin-powered services an immediate cost advantage over traditional competitors.

Bitcoin's promise was never just for the technically savvy few—it was to bank the unbanked and provide financial infrastructure for everyone. SoFi's Lightningpowered remittances bring us closer to that world, where Bitcoin powers better money for all.

Strive Announces Merger with Semler Scientific

Big news!

Strive ($ASST) has entered into a definitive agreement to acquire Semler

Scientific, Inc. ($SMLR) in an all-stock transaction that we believe will create one of the fastest-growing corporate Bitcoin holders.

Alongside the merger, Strive purchased 5,816 Bitcoin, meaning the combined company will hold more than 10,900 Bitcoin.

Semler Scientific's executive chairman, Eric Semler, is expected to join Strive's board post close.

Strive also intends to monetize or distribute Semler Scientific’s historically profitable diagnostics business after the close.

Read our full press release below.

Read Here

The Best of The Rest

Additional stories about ESG investing, company happenings, and more.

Companies pulling back on diversity disclosures; just 5% of Russell 1000 companies declined to release data on their board diversity last year, while this year about 30% have declined to do so.

Ben without Jerry as ice cream founder departs Unilever in protest over war in

Gaza; founder says he was "silenced" despite the brand's social mission.

President Trump proposes ending quarterly reports so that companies report every six months instead; hopes to promote innovation and long-term growth.

U.S. "very troubled" by Norway fund's divestment from Caterpillar over

Israel's alleged use of the company's construction equipment; gargantuan fund owns an average of 1.5% of every listed company in the world.

Wells Fargo settles lawsuit over DEI sham interviews, in which managers were allegedly pressured to interview minorities to check diversity boxes, even though the role had already been filled.

Google announces new emissions credit deal with startup that pledges to take manure and inject it deep into the Earth to avoid methane emissions.

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Who Are We?

Strive is one of the fastest growing asset management firms. Our mission is to maximize value for our clients by leading companies to focus on excellence. Click here to learn more.

What Makes Strive Different?

While many asset managers push companies to focus on other stakeholders such as employees, suppliers, the environment and society at large, we live by a strict commitment to shareholder primacy — the belief that the purpose of a for-profit corporation is to maximize long-run value for investors. Click here to learn why shareholder primacy is so important.

How Does Strive Maximize Value?

Our corporate governance team engages with the companies in which our clients are invested to advocate for the pursuit of excellence in corporate America. We are aggressively apolitical when it comes to utilizing our corporate governance tools and demand that companies focus exclusively on delivering long-term financial value for investors. The corporate governance team also determines how to cast our shareholder votes at annual meetings and special elections, evaluating each proposal through the lens of maximizing financial return.

Our research team conducts deep analysis of macro economic trends, market developments, and industry- and company-specific metrics to identify potential risks and opportunities for our clients. We then incorporate the results of this research into our engagement and voting strategy, and share it with our clients in the form of white papers and market research reports so they can make the most educated investment decisions possible.

Full disclosures and terms of use here.

Strive is a registered investment advisor. This newsletter is for educational purposes only and should not be construed as or relied upon for investment advice. More information about Strive, its investment strategies, and investment objectives is available on Strive.com.

Strive, 200 Crescent Court, Suite 1400, Dallas, Texas 75201, United States, (855) 427-7360

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Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein and the documents incorporated herein by reference may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Rule 175 promulgated thereunder, and Section 21E of the Exchange Act and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties. Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Strive and Semler Scientific, respectively, with respect to the proposed transaction, the strategic benefits and financial benefits of the proposed transaction, including the expected impact of the proposed transaction on the combined company's future financial performance, the timing of the closing of the proposed transaction, and the ability to successfully integrate the combined businesses. Such statements are often characterized by the use of qualified words (and their derivatives) such as "may," "will," "anticipate," "could," "should," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "project," "predict," "potential," "assume," "forecast," "target," "budget," "outlook," "trend," "guidance," "objective," "goal," "strategy," "opportunity," and "intend," as well as words of similar meaning or other statements concerning opinions or judgment of Strive, Semler Scientific or their respective management about future events. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, among others, the following:

•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Strive and Semler Scientific to terminate the merger agreement between Strive and Semler Scientific;
•	the possibility that the proposed transaction does not close when expected or at all because the conditions to closing are not received or satisfied on a timely basis or at all;

•	the outcome of any legal proceedings that may be instituted against Strive or Semler Scientific or the combined company;
•	the possibility that the anticipated benefits of the proposed transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of changes in, or problems arising from, implementation of Bitcoin treasury strategies and risks associated with Bitcoin and other digital assets, general economic and market conditions, interest and exchange rates, monetary policy, and laws and regulations and their enforcement;
•	the possibility that the integration of the two companies may be more difficult, time-consuming or costly than expected;
•	the possibility that the proposed transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events;
•	the diversion of management's attention from ongoing business operations and opportunities;
•	dilution caused by Strive's issuance of additional shares of its Class A common stock in connection with the proposed transaction;
•	potential adverse reactions of Strive’s or Semler Scientific’s customers or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction;
•	changes in Strive’s or Semler Scientific’s share price before closing;
•	other factors that may affect future results of Strive, Semler Scientific or the combined company.

These factors are not necessarily all of the factors that could cause Strive’s, Semler Scientific’s or the combined company's actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm Strive, Semler Scientific or the combined company's results.

Although each of Strive and Semler Scientific believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results of Strive or Semler Scientific will not differ materially from any projected future results expressed or implied by such forward-looking statements. Additional factors that could cause results to differ materially from those described above can be found in Strive’s current report on Form 8-K filed with the Securities and Exchange Commission (the SEC) on September 12, 2025 (including the documents incorporated by reference therein), Semler Scientific’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2024 and quarterly reports on Form 10-Q, and other documents subsequently filed by Strive and Semler Scientific with the SEC. The actual results anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on Strive, Semler Scientific or their respective businesses or operations. Investors are cautioned not to rely too heavily on any such forward-looking statements. Forward-looking statements speak only as of the date they are made and Strive and Semler Scientific undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, Strive intends to file with the SEC a Registration Statement on Form S-4 (the "Registration Statement") to register the Class A common stock to be issued by Strive in connection with the proposed transaction and that will include an information statement of Strive, proxy statement of Semler Scientific and a prospectus of Strive (the "Information Statement/Proxy Statement/Prospectus"), and each of Strive and Semler Scientific may file with the SEC other relevant documents concerning the proposed transaction. A definitive Information Statement/Proxy Statement/Prospectus will be sent to the stockholders of Semler Scientific to seek their approval of the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS OF SEMLER SCIENTIFIC ARE URGED TO READ THE REGISTRATION STATEMENT AND INFORMATION STATEMENT/PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STRIVE, SEMLER SCIENTIFIC AND THE PROPOSED TRANSACTION AND RELATED MATTERS.

A copy of the Registration Statement, Information Statement/Proxy Statement/Prospectus, as well as other filings containing information about Strive and Semler Scientific, may be obtained, free of charge, at the SEC's website (http://www.sec.gov). You will also be able to obtain these documents, when they are filed, free of charge, from Strive by accessing Strive's website at https://investors.strive.com/. Copies of the Registration Statement, the Information Statement/Proxy Statement/Prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to Strive's Investor Relations department at 200 Crescent Court, Suite 1400, Dallas, Texas 75201 or by calling (855) 427-7360 or by submitting an inquiry at https://investors.strive.com/ir-resources/contact-ir. Copies of the documents filed with the SEC by Semler Scientific will be available free of charge on Semler Scientific’s website at https://ir.semlerscientific.com/. The information on Strive’s or Semler Scientific’s respective websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation

Strive, Semler Scientific and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Semler Scientific in connection with the proposed transaction. Information about the interests of the directors and executive officers of Strive and Semler Scientific and other persons who may be deemed to be participants in the solicitation of stockholders of Semler Scientific in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Information Statement/Proxy Statement/Prospectus related to the proposed transaction, which will be filed with the SEC. Information about the directors and executive officers of Semler Scientific, their ownership of Semler Scientific common stock, and Semler Scientific’s transactions with related persons is set forth in the section entitled "INFORMATION REGARDING OUR BOARD OF DIRECTORS AND CORPORATE GOVERNANCE," "EXECUTIVE OFFICERS," "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT," “DIRECTOR COMPENSATION,” and "TRANSACTIONS WITH RELATED PERSONS" included in Semler Scientific’s definitive proxy statement in connection with its 2025 Annual Meeting of Stockholders, as filed with the SEC on July 17, 2025. Additional information regarding ownership of Semler Scientific’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3 or 4, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001554859. Information about the directors and executive officers of Strive is contained in Strive’s Current Report on Form 8-K filed with the SEC on September 15, 2025, Strive's Current Report on Form 8-K filed with the SEC on September 12, 2025 and under “Meet the Leadership Team” accessed through the “About Us” link on Strive’s website at https://strive.com/team. Additional information regarding ownership of Strive’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3 or 4 which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=1920406. These documents and the other SEC filings described in this paragraph may be obtained free of charge as described above under the heading “Additional Information and Where to Find It.”

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.